SBOR, Inc.
13100 Boones Ferry Road
Lake Oswego, OR 97035
Phone: (503) 882-8980
admin@sborealestate.com
www.sborealestate.com

VIA EDGAR

April 25, 2013

Jennifer Gowetski
Senior Counsel
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: SBOR, Inc.

Amendment No. 1 to Registration Statement on Form S-1 Filed: April 3, 2013 File No. 333-186869

Dear Ms. Gowetski:

This letter is in response to your comment letter dated April 15, 2013, with regard to the Amendment No.1 to the Form S-1 filing of SBOR, Inc., a Nevada corporation (“SBOR” or the "Company") filed on April 3, 2013. Responses to each comment have been keyed to your comment letter.

General

1. These sections have been revised accordingly throughout.

Financial Statements and Notes

General

2. The financial statements and applicable financial data has been updated throughout.

Please contact me with any further comments or questions. The Company will file the redlined version and this letter on EDGAR correspondence. I would appreciate it if you would send any further responses directly to me electronically (admin@sborealestate.com). If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ John Kitchen
_____________________
John Kitchen, President